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Exhibit

Exhibit Description

99.1 Announcement on 2024/06/28: To announce related materials on acquisition of asset

99.2 Announcement on 2024/07/17: UMC will convene Q2 2024 Investor Conference

99.3 Announcement on 2024/07/04: June Revenue

99.4 Announcement on 2024/07/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of asset

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Software for production

2. Date of occurrence of the event: 2024/05/03~2024/06/28

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$671,103,433;

total transaction price: NT$671,103,433

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker's fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

UMC will convene Q2 2024 Investor Conference

1. Date of institutional investor conference: 2024/07/31

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q2 2024 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

July 4, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
June	Net sales	17,548,413	19,056,484	(1,508,071)	(7.91)%
Year-to-Date	Net sales	111,431,389	110,505,855	925,534	0.84%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,789,391	8,827,182	170,060,457

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023 and February 27, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,989 million.

4)
Financial derivatives transactions: None

Exhibit 99.4

United Microelectronics Corporation

For the month of June, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2024	Number of shares as of June 30, 2024	Changes
Executive Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President	Ming Hsu Oliver Chang M C Lai S F Tzou Osbert Cheng Francia Hsu Mindy Lin	5,628,000 2,890,589 1,304,863 1,459,108 1,813,000 299,000 2,358,925	5,488,000 2,872,589 1,134,863 1,319,108 1,443,000 234,000 2,298,925	(140,000) (18,000) (170,000) (140,000) (370,000) (65,000) (60,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2024	Number of shares as of June 30, 2024	Changes
Vice President	M C Lai	1,278,000	1,108,000	(170,000)